        [LOGO]                                  CREDIT SUISSE FIRST BOSTON CORPORATION
                                                227 West Monroe Street      Telephone 312 750 3000
                                                Chicago, IL 60606-5018

May 7, 1997

Board of Directors
Giddings & Lewis, Inc.
142 Doty Street
Fond du Lac, Wisconsin 54936-0590

Members of the Board:

On April 28, 1997, DSFA Corporation ("Acquisition"), a wholly owned subsidiary of Harnischfeger Industries, Inc. ("Parent"), commenced a tender offer for all outstanding shares of common stock, with a par value of $.10 per share, together with associated preferred share purchase rights (together, the "Shares"), of Giddings & Lewis, Inc. (the "Company") for $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997 (the "Acquisition Offer to Purchase"), and in the related letter of transmittal (which together constitute the "Acquisition Offer"). The Acquisition Offer to Purchase states that Parent and Acquisition have proposed that following the consummation of the Acquisition Offer, Acquisition would effect a merger or similar business combination with the Company, pursuant to which each then outstanding Share (excluding Shares owned by Acquisition or Parent, Shares held in the treasury of the Company and Shares owned by shareholders, if any, who perfect dissenters' rights under Wisconsin Business Corporation Law) would be converted into the right to receive an amount of cash equal to the price per Share paid pursuant to the Acquisition Offer, and the Company would become a wholly owned subsidiary of Parent (such subsequent transaction, together with the Acquisition Offer, being hereinafter referred to as the "Parent Acquisition Proposal").

You have asked us to advise you with respect to the adequacy of the Parent Acquisition Proposal to the holders of Shares, other than Acquisition and Parent, from a financial point of view.

In arriving at our opinion, we have reviewed and considered the Acquisition Offer to Purchase and the related Tender Offer Statement on Schedule 14D-1 filed by Parent and Acquisition with the Securities and Exchange Commission (the "Commission") and a draft dated May 7, 1997 of the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Commission. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and met with the management of the Company to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company. In addition, we have considered the financial terms of certain other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information, including the information in the Acquisition Offer to Purchase, and we have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We are acting as financial advisor to the Company in connection with the Parent Acquisition Proposal and will receive a fee from the Company for our services. We have also been retained by the Company to act as its financial advisor for a period of three years (beginning on March 7, 1997) with respect to the Company's preparations for responding to any acquisition or business combination proposals involving the Company that the Company may receive, or any other attempts to effect a change in control of the Company through a merger, tender or exchange offer, purchase of all or a portion of its stock, assets or debt, proxy contest or consent solicitation, open market accumulation program or similar action.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Parent for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Parent Acquisition Proposal, does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Acquisition Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Parent Acquisition Proposal is inadequate, from a financial point of view, to the holders of Shares other than Acquisition and Parent.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION

                                       2